SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

MTC Technologies, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title and Class of Securities)

55377A 10 6

(CUSIP Number)

Rajesh K. Soin

c/o MTC Technologies, Inc.

4032 Linden Avenue

Dayton, Ohio 45432

Telephone: (937) 252-9199

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 3 Pages)

CUSIP No. 55377A 10 6	Schedule 13D	Page 2 of 3 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Rajesh K. Soin First Grantor Retained Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

706,693
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

706,693
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

706,693
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON*

OO

CUSIP No. 55377A 10 6	Schedule 13D	Page 3 of 3 Pages

This Amendment No. 1 to Schedule 13D amends Item 5 of the Schedule 13D originally filed with the Securities and Exchange Commission on March 4, 2005.

Item 5. Interest in Securities of the Issuer.

(a) and (b). On February 24, 2006, and after the transfer described in Item 5(c) below, the Trust beneficially owned an aggregate 706,693 shares of Common Stock, constituting approximately 4.5% of the 15,766,848 shares of Common Stock outstanding as of December 31, 2005. All such Common Stock is held by the Trust and may be deemed beneficially owned by the Trust and Mr. Soin, as trustee of the Trust. Mr. Soin, as trustee of the Trust, has sole dispositive and voting power over such shares and reports such shares as beneficially owned by him in schedules required by Section 13 of the Securities Exchange Act of 1934.

(c) On February 24, 2006, the Trust transferred 793,307 shares of Common Stock to a limited partnership controlled by Mr. Soin.

(d) Not applicable.

(e) On February 24, 2006, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2006

Rajesh K. Soin First Grantor Retained
Annuity Trust

By:	/s/ Therese C. Mohn
Therese C. Mohn
Attorney-in-Fact for Rajesh K. Soin, Trustee